AMENDED AND RESTATED LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

OF

THE GREATEST ADVENTURES ON EARTH, LLC

This Amended and Restated Limited Liability Company Operating Agreement is made and entered into effective as of January 1, 2020 (the "**Effective Date**") by and among the Members and The Greatest Adventures On Earth, LLC, an Ohio limited liability company (the "**Company**").

BACKGROUND:

A.   The Articles of Organization for the Company were filed with the Secretary of State of Ohio on March 27, 2019.

B.   Effective as of November 1, 2019, the then-current Members of the Company executed a certain Limited Liability Company Operating Agreement (as the same has been amended, the "**Original Agreement**"), which, among other things, set forth the rights and obligations of the then-current Members with respect to their ownership of the Company.

C.   The Members and the Company now mutually desire to enter into this Agreement to reflect certain changes to the membership and capitalization of the Company which occurred subsequent to the adoption of the Original Agreement, and to define the rights and obligations of the Members with respect to their ownership of the Company, which, upon such adoption, will amend and restate the Original Agreement in its entirety.

NOW, THEREFORE, the Members and the Company hereby agree as follows:

ARTICLE I.
DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"**Act**" means the Ohio Limited Liability Company Act, Section 1705 of the Ohio Revised Code *et. seq.*, as the same may be amended and/or supplemented from time to time.

"**Affiliate**" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer or director of such Person, (iv) any Person who is an officer, director, manager, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence, or (v) any Person who is a parent, grandparent, sibling, spouse, or lineal descendent of such Person. For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise.

"**Agreement**" means this Amended and Restated Limited Liability Company Operating Agreement as originally executed and as amended, supplemented and/or restated from time to time.

"**Applicable Member**" means the Member that has experienced the Repurchase Event (or, in other words, the Member that held Units that were the subject of an Involuntary Transfer, the Member that has become an Ineligible Person, or the Member with respect to whom there has been a Termination of Engagement).

"**Approved Transferee**" and "**Approved Transferees**" have the meanings set forth in **Section 7.2(b)**.

"**Board of Managers**" means the Managers who are appointed to manage the business and affairs of the Company.

"**Book Value**" means the book value as shall be determined based upon accounting principles utilized by the Company, consistent with past practice, and shall be increased by the Company's reasonable and good faith estimate of accounts receivable and decreased by accounts or amounts payable.

"**Capital Account**" as of any given date means the account maintained for each Member pursuant to **Section 5.3**.

"**Capital Contribution**" means any contribution to the capital of the Company in cash, property, or services by a Member whenever made and as approved by the Board of Managers.

"**Cause**" means, unless otherwise defined in any Employment Agreement or Independent Contractor Agreement, the Member engaging in any of the following acts:

(i). disloyalty to the Company, an Affiliate of the Company or the Successor, including, without limitation, fraud, embezzlement, theft, or dishonesty in the course of a Member's Engagement or business relationship with the Company, an Affiliate of the Company or the Successor;

(ii). conviction of a felony or other crime involving a breach of trust or fiduciary duty owed to the Company, an Affiliate of the Company or the Successor;

(iii). unauthorized disclosure of trade secrets or Confidential Information of the Company, an Affiliate of the Company or the Successor;

(iv). a material breach of any agreement with the Company, an Affiliate of the Company or the Successor in respect of confidentiality, non-disclosure, non-competition or otherwise; or (v).   any violation of a policy of the Company, an Affiliate of the Company or the Successor that is materially damaging to the interests of the Company, Affiliate or Successor, as applicable.

A Member who agrees to resign from employment or other affiliation with the Company, an Affiliate of the Company or the Successor in lieu of being terminated for Cause shall be deemed to have been terminated for Cause for purposes of this Agreement.

"**Chairman**" has the meaning set forth in **Section 8.2(a)**.

"**Change of Control**" means:

(i).   the sale, lease, transfer, exclusive license or other disposition (in one transaction or a series of transactions) of all or substantially all of the assets of the Company to a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not control the Company prior to such sale;

(ii).   a sale or issuance (in one transaction or a series of transactions) of any securities resulting in more than fifty percent (50%) of the voting power of the Company being held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not control the Company prior to such sale or issuance; or

(iii).   a merger or consolidation of the Company with or into another Person if following such merger or consolidation, more than fifty percent (50%) of the voting power of the surviving entity is held by a "person" or "group" (as such terms are used in the Securities Exchange Act of 1934) that did not control the Company prior to such merger or consolidation.

For purposes of this definition, the terms "controls," "is controlled by," or "is under common control with" mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person or entity, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding the foregoing, a "Change of Control" shall not include any transaction undertaken by the Company for the purpose of changing the jurisdiction of formation of the Company or a Corporate Conversion, or an initial public offering of securities of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"**Commissioner**" has the meaning set forth in **Exhibit C**.

"**Company**" has the meaning set forth in the opening paragraph of this Agreement.

"**Company Option Period**" has the meaning set forth in **Section 7.3(b)**.

"**Company Repurchase Period**" has the meaning set forth in **Section 7.6(a)**.

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"**Confidential Information**" has the meaning set forth in **Section 11.5**.

"**Corporate Conversion**" has the meaning set forth in **Section 7.7(a)**.

"**Corporate Governing Documents**" has the meaning set forth in **Section 7.7(a)**.

"**Distributable Cash**" means all cash revenues and funds received by the Company, less the sum of the following to the extent paid or set aside by the Company:

(i).   all principal and interest payments on indebtedness of the Company and all other sums paid to lenders;

(ii).   all cash expenditures incurred incident to the normal operation of the Company's business; and

(iii).   such reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's business, including any amounts necessary for capital expenditures, for meeting expansion plans, and for providing all necessary working capital and any amounts required to meet any requirement of any loan agreement to which the Company is a party.

"**Drag Along Offer**" has the meaning set forth in **Section 7.4(b)**.

"**Effective Date**" has the meaning set forth in the opening paragraph to this Agreement.

"**Engagement**" means the relationship between a Member and the Company if such Member is employed by, serving as an Officer or Manager of, or otherwise providing services to the Company, an Affiliate of the Company or the Successor.

"**Evasion Terms**" has the meaning set forth in **Section 7.3(d)**.

"**Fair Market Value**" means the price at which the property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts. The Fair Market Value shall be as reasonably determined by the Board of Managers.

"**Fiscal Year**" means the Company's fiscal year, which shall be the calendar year.

"**Founders**" means each of Daryn Hillhouse, Shaan Coelho, and Luke Kingma.

"**Founders' Option Period**" has the meaning set forth in **Section 7.3(c)**.

"**Good Reason**" means, unless otherwise defined in any Employment Agreement or Independent Contractor Agreement, with respect to a particular Member: (i) a reduction in the Member's base salary, fee or bonus potential being paid in exchange for the Member's Engagement with the Company, an Affiliate of the Company or the Successor; (ii) a material diminution in the Member's duties and responsibilities with the Company, an Affiliate of the

Company or the Successor; (iii) the Company, an Affiliate of the Company or the Successor requiring that the Member work full time at a location more than 75 miles away from the Member's then current place of work and more than 75 miles away from the Member's home; or (iv) a material breach by the Company, an Affiliate of the Company or the Successor of any material agreement in place between such Person and the Member; provided, however, that any of the foregoing events shall constitute "Good Reason" only if the affected Member has given written notice to the Company, the Affiliate of the Company or the Successor, as applicable, promptly (and, in any event, within 15 days) following the occurrence of such event or the Member becoming aware of such event, and the Company, the Affiliate of the Company or the Successor, as applicable, has not cured such event within the 15 day period following such notice.

"**Guaranteed Payments**" has the meaning set forth in **Section 6.4**.

"**including**" means including, without limitation.

"**Ineligible Person**" means any Member that has or develops a status or designation that, in the good faith discretion of the Board of Managers, causes or is likely to cause the revocation of, or makes the Company ineligible to hold, any governmental (or quasi-governmental) license or permit required to be held by the Company to lawfully engage in its business as currently conducted or as it may be conducted in the future.

"**Involuntary Transfer**" means any Transfer of Units upon death, Permanent Disability, dissolution of a Member that is an entity, attachment or charging order, bankruptcy, a court order upon divorce or other dissolution or annulment of marriage, or any other Transfer involuntarily.

"**Issuer Corporation**" has the meaning set forth in **Section 7.7(a)**.

"**Majority Block Offer**" has the meaning set forth in **Section 7.4(a)**.

"**Majority Block Offeree(s)**" has the meaning set forth in **Section 7.4(a)**.

"**Majority Block Offer Notice**" has the meaning set forth in **Section 7.4(a)**.

"**Majority Block Offer Proposed Acquirers**" has the meaning set forth in **Section 7.4(a)**.

"**Majority Block Offer Units**" has the meaning set forth in **Section 7.4(a)**.

"**Majority Interest**" means that number of Units that, in the aggregate, exceed fifty percent (50%) of the aggregate of all Units.

"**Managers**" means those natural Persons who are appointed to the Board of Managers.

"**Member**" means each of the Persons specified in **Section 2.6** of this Agreement and any Person who may hereafter become a Member pursuant to the terms of this Agreement or otherwise as provided in the Act, and "**Members**" means every Member, collectively.

"**Membership Interest**" means a Member's entire interest in the Company, including such Member's right to receive distributions and such other rights and privileges that the Member may enjoy by being a Member. Membership Interests are represented by Units.

"**Net Profits**" and "**Net Losses**" mean for each taxable year of the Company an amount equal to the Company's net taxable income or loss for such year as determined for federal income tax purposes (including separately stated items) in accordance with the accounting method and rules used by the Company and in accordance with Section 703 of the Code with the following adjustments:

(i).   any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be added to such taxable income or loss;

(ii).   any expenditure of the Company described in Section 705(a)(2)(B) of the Code and not otherwise taken into account in computing Net Profits and Net Losses (pursuant to this definition) shall be subtracted from such taxable income or loss;

(iii).   if the value of any Company asset is adjusted pursuant to Treasury Regulation § 1.704-1(b)(2)(iv)(f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Net Profits and Net Losses;

(iv).   gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed with reference to the value of the asset on the Company's books, notwithstanding that the adjusted tax basis of such asset differs from such value;

(v).   if Company property is reflected on the Company's books at a value that differs from its tax basis, then Company income, gain, loss and deduction shall (in accordance with Treasury Regulation §1.704-1(b)(2)(iv)(g)) include Company income, gain, loss, and deduction determined by reference to the value of such property on the Company's books, but shall exclude income, gain, loss and deduction determined by reference to the value of such property as determined for income tax purposes; and

(vi).   to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) of the Code or Section 743(b) of the Code is required pursuant to Treasury Regulation §1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Unit, the amount of such adjustment shall be treated as an item of gain (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses.

"**Notice**" has the meaning set forth in **Section 7.3(a)**.

"**Notice of Company Option Exercise**" has the meaning set forth in **Section 7.3(b)**.

"**Notice of Founders' Option Exercise**" has the meaning set forth in **Section 7.3(c)**.

"**Offer**" has the meaning set forth in **Section 7.3(a)**.

"**Offer Price**" has the meaning set forth in **Section 7.3(a)**.

"**Offer Units**" has the meaning set forth in **Section 7.3(a)**.

"**Officers**" has the meaning set forth in **Section 8.1**.

"**Original Agreement**" has the meaning set forth in the Background section of this Agreement.

"**Partnership Audit Provisions**" means Subchapter C of Chapter 63 of the Code, as modified by Section 1101 of the Bipartisan Budget Act of 2015, Pub. L. No. 114-74, and any successor statutes thereto or Treasury Regulations promulgated thereunder.

"**Permanent Disability**" means a physical or mental impairment that lasts for sixty (60) days and is expected to continue for an additional six (6) months or the remainder of a Member's life and that substantially limits a Member's ability to perform the duties of the Member's Engagement. The determination of whether a Member has suffered a Permanent Disability shall be made by the Board of Managers.

"**Person**" means any individual, entity, general partnership, limited partnership, limited liability company, corporation, association, joint venture, trust, business trust, or cooperative and the heirs, executors, successors, and assigns of such person.

"**Post-COC Service Condition**" has the meaning set forth in **Section 7.5**.

"**Proposed Acquirers**" has the meaning set forth in **Section 7.3(a)**.

"**Proposed Closing Time**" has the meaning set forth in **Section 7.3(a)**.

"**Representative**" means the successor-in-interest to a Member (whether an estate, legal guardian, bankruptcy trustee, or otherwise) after the death, Permanent Disability, or bankruptcy of such Member.

"**Repurchase Event**" means any of the following: (i) an Involuntary Transfer, (ii) a Member becoming an Ineligible Person, or (iii) a Termination of Engagement.

"**Sale Transaction**" has the meaning in **Section 7.4(b)**.

"**Section 83(b) Election**" has the meaning set forth in **Section 5.2**.

"**Service**" has the meaning set forth in **Section 9.1(a)**.

"**Stipulated Rate**" means three percent (3%) over the rate of interest reported from time to time by *The Wall Street Journal* as being the "prime rate" then in effect, changing as such rate changes effective as of the date such change is reported in *The Wall Street Journal*. In the event the "prime rate" shall for any reason cease to be reported in *The Wall Street Journal*, the "prime rate" shall thereafter mean the rate announced from time to time by Citibank, N.A., as being its "prime rate" for commercial banking customers, changing as such rate changes effective as of the date such change in rate is publicly announced by Citibank, N.A.

"**Successor**" means (i) in the event the Company undergoes a Change of Control described in subsection (i) of the definition of Change of Control, the Person acquiring all or substantially all of the assets of the Company (either by lease, transfer, exclusive license or other disposition); or (ii) in the event the Company undergoes a Change of Control described in subsection (iii) of the definition of Change of Control, and the Company is not the surviving entity, the surviving entity following such merger or consolidation.

"**Tag Along Right**" has the meaning set forth in **Section 7.4(a)**.

"**Tax Book Value**" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) the initial Tax Book Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset, as determined by the contributing Member and the Board of Managers;

(b) the Tax Book Value of all the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times: (i) the acquisition of an interest in the Company (other than the initial Units issued pursuant to **Section 5.1**) by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (ii) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company; (iii) the issuance of an interest (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that the adjustments pursuant to clauses (i), (ii) and (iii) above shall be made only if the Board of Managers reasonably shall determine that the adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) the Tax Book Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value, taking Code Section 7701(g) into account, of the asset on the date of distribution; and

(d) the Tax Book Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of the assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* and **Section 6.6**; provided, however, that Tax Book Values shall not be adjusted pursuant to this paragraph (d) to the extent the Board of Managers shall determine that an adjustment pursuant to paragraph (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

If the Tax Book Value of an asset has been determined or adjusted pursuant to paragraph (a), (b) or (d) immediately above, then the Tax Book Value shall thereafter be adjusted by the depreciation taken into account with respect to the asset for purposes of computing Net Profits and Net Losses. This definition of Tax Book Value is intended to cause such term to be interpreted in a manner consistent with the term "book value" as used for purposes under the Code and Treasury Regulations, including Treasury Regulations Section 1.704-1(b)(2)(iv)*(g)*.

"**Tax Matters Partner**" has the meaning set forth in **Section 9.1(a)**.

"**Termination of Engagement**" means the end of the Engagement of a Member with the Company for one of the following reasons: (a) the termination of the Engagement by the Board of Managers, with or without Cause; (b) the death of the Member; (c) the Permanent Disability of the Member; or (d) the voluntary resignation of the Member. In the event a Member Transfers Units to an Approved Transferee, the determination of whether there has been a Termination of Engagement shall be made based on the Engagement of the original Member and shall not be made with respect to the Approved Transferee.

"**Territory**" has the meaning set forth in **Section 11.4(a)**.

"**Transfer**" means any bequest, sale, conveyance, transfer, pledge, encumbrance, assignment, or other disposition, whether voluntary, involuntary, or by operation of law.

"**Transferring Party**" means the holder of any Units that are the subject of a repurchase right upon a Repurchase Event, whether such holder is the Applicable Member or the transferee or Representative of the Applicable Member.

"**Treasury Regulations**" means proposed, temporary, and final regulations promulgated under the Code as of the effective date of the Company's Articles of Organization and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"**Unit**" " means a membership unit of the Company, with each such membership unit having a par value of $0.01.

"**Unvested Member**" has the meaning set forth in **Section 7.5**.

ARTICLE II.
FORMATION OF COMPANY

2.1   **Formation**. Effective as of March 27, 2019, the Company, an Ohio limited liability company, was organized by the execution and delivery of the Articles of Organization to the Ohio Secretary of State in accordance with and pursuant to the Act.

2.2   **Name**. The name of the Company is The Greatest Adventures On Earth, LLC.

2.3 **Principal Executive Office**. The principal executive office of the Company is located at 131 E. McMicken Avenue, Cincinnati, Ohio 45202. The Company may locate its principal executive office at any other place or places as the Board of Managers deems advisable.

2.4 **Registered Agent**. The Company's current registered agent is Taft Service Solutions Corp., whose address in the state of Ohio is: 425 Walnut Street, Suite 1800, Cincinnati, Ohio 45202. The Board of Managers may change the Company's registered agent by filing the name and the Ohio address of the new registered agent with the Ohio Secretary of State pursuant to the Act.

2.5 **Term**. The term of the Company shall be perpetual unless the Company is earlier dissolved in accordance with either the provisions of this Agreement or the Act.

2.6 **Names of Members**. The names and addresses of the Members as of the Effective Date are set forth in **Exhibit B**.

ARTICLE III.
BUSINESS OF COMPANY

3.1 **Purpose**. Except as expressly restricted by the Company's Articles of Organization or this Agreement, the Company may engage in any lawful act or activity for which a limited liability company may be organized under the Act.

3.2 **General Powers**. Except as expressly restricted by the Company's Articles of Organization or this Agreement, the Company shall have, and may exercise, all powers and rights that a limited liability company may legally exercise pursuant to the Act.

ARTICLE IV.
MEETINGS OF THE MEMBERS

4.1 **Special Meetings**. Special meetings of the Members may be called by the Board of Managers or by any Member or Members holding a Majority Interest. No regular meetings of the Members shall be required.

4.2 **Place of Meetings**. When calling a special meeting, the Board of Managers or the Member or Members holding a Majority Interest calling the meeting, as applicable, may designate any place within or outside the State of Ohio for any meeting of the Members. If no designation is made, the place of meeting shall be the principal executive office of the Company. The Members entitled to vote at a meeting of the Members may participate in such meeting by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

4.3 **Notice of Meetings**. The Board of Managers shall provide written notice of a meeting to each Member entitled to vote on the actions to be considered at such meeting, stating the place, day, and hour of the meeting, and the purpose or purposes for which the meeting is called. Such notice shall be delivered not less than two (2), nor more than sixty (60), days before the date of the meeting.

4.4 **Record Date**. For the purpose of determining the Members entitled to notice of a meeting, the date on which notice of the meeting is provided shall be the record date.

4.5 **Quorum**. The Members holding at least a Majority Interest, represented in person or by proxy, shall constitute a quorum at any meeting of the Members.

4.6 **Manner of Acting**. If a quorum is present, the affirmative vote of the Members holding a Majority Interest shall be the act of the Members, unless the vote of a greater proportion is otherwise required by the Act or by this Agreement.

4.7 **Proxies**. At all meetings of the Members, a Member may vote in person or by written proxy executed by the Member or the Member's attorney in fact.

4.8 **Action by the Members Without a Meeting**. The Members holding a Majority Interest (or such greater proportion as required under the Act or this Agreement) may take action without a meeting by written consent. Any such consent shall be delivered to the Company for inclusion in the minutes or for filing with the Company records.

4.9 **Waiver of Notice**. A Member may at any time waive, in writing, notice of a meeting. By attending a meeting without protesting the lack of proper notice before or at the beginning of the meeting, a Member waives notice of the meeting.

ARTICLE V.
CONTRIBUTIONS TO THE COMPANY AND CAPITAL ACCOUNTS

5.1 **Capital Contributions; Units Owned**. Each Member has made a Capital Contribution to the Company in the type and amount as reflected in the Company's books and records. The number of Units owned by each Member are listed and described in **Exhibit A**. No Member or any of its Affiliates shall be required to guarantee or provide any credit support for Company debt. No Member shall be required to, or permitted to, make an additional Capital Contribution without the consent of the Board of Managers.

5.2 **Vesting of Units**. The Board of Managers may provide for any vesting schedule for any Units in the applicable subscription or grant documents for such Units. Notwithstanding the foregoing, the vesting of any outstanding but unvested Units may be accelerated after a Change of Control in accordance with **Section 7.5**. Additionally, the Board of Managers is authorized and empowered, without further vote or action of the Members, to accelerate the vesting of any Units. For the avoidance of doubt, any vesting provisions shall only apply to determine the number of Units subject to forfeiture. Unvested Units shall be entitled to participate in the economic and other rights granted to Units in this Agreement to the same extent as if such Units were not subject to vesting, including, without limitation, the right to receive distributions as described in this Agreement. Members holding Units subject to vesting, if any, shall be permitted to vote all Units held, whether vested or unvested; provided, however, that any forfeited or repurchased Units may not be voted after such forfeiture or repurchase. Each

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Member granted Units subject to vesting shall file an election pursuant to Section 83(b) of the Code (a "**Section 83(b) Election**") with respect to such Units no later than ten days following the issuance date for such Units. Subject to the provisions of this **Section 5.2**, in the event of a Termination of Engagement with respect to a Member holding Units subject to vesting, such Member shall immediately forfeit all unvested Units held by such Member without any further action by the Company, such Member or any other Person. In furtherance of the foregoing, each Member holding Units subject to vesting hereby grants any Person or Persons designated by the Company a power of attorney irrevocably granting such Person or Persons, acting at the direction of the Board of Managers, the right to execute all documents as may be necessary to (i) effectuate the purposes of this Agreement (including **Section 5.2**); (ii) execute any other agreements, instruments and other documents as necessary to document any actions taken by the Company pursuant to this Agreement, which power of attorney shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the bankruptcy, dissolution, death, incapacity, liquidation or any other event affecting such Member; and (iii) such other agreements, instruments and other documents reasonably requested by the Company. The Units awarded to each of the Founders on the Effective Date shall be subject to vesting in accordance with the vesting schedule set forth on **Exhibit F** hereof.

    5.3   **Capital Accounts**.

        (a)   The Company will maintain a separate Capital Account for each Member in accordance with Treasury Regulation § 1.704-1(b)(2)(iv). Each Member's Capital Account will be increased by: (i) the amount of money such Member contributes to the Company; (ii) the Fair Market Value of property such Member contributes to the Company (net of liabilities secured by such contributed property that the Company, under Section 752 of the Code, is considered to assume or take subject to); (iii) allocations of Net Profits to such Member; and (iv) any items in the nature of income and gain which are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f) and/or (g) of **Exhibit C**. Each Member's Capital Account will be decreased by: (A) the amount of money the Company distributes to such Member; (B) the Fair Market Value of property the Company distributes to such Member (net of liabilities secured by such distributed property that such Member, under Section 752 of the Code, is considered to assume or take subject to); (C) any items in the nature of deduction and loss that are specially allocated to the Member pursuant to paragraphs (a), (b), (c), (d), (e), (f), and/or (g) of **Exhibit C**; and (D) allocations to the account of such Member of Net Losses.

        (b)   The manner by which the Company maintains Capital Accounts pursuant to this **Section 5.3** is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If, in the opinion of the Company's accountants, the manner by which the Company maintains Capital Accounts pursuant to the preceding provisions of this **Section 5.3** should be modified in order to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this **Section 5.3**, the method by which the Company maintains Capital Accounts shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(c)   Except as otherwise required in the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account.

5.4   **No Withdrawal**. No Member may withdraw any part of its Capital Account without the written consent of the Board of Managers.

5.5   **Priority and Return of Capital**. Except as may be expressly provided in this Agreement, no Member shall have priority over any other Member as to the return of Capital Contributions, Net Profits, Net Losses, or distributions; provided that this **Section 5.5** shall not apply to loans (as distinguished from Capital Contributions) that a Member has made to the Company.

ARTICLE VI.
ALLOCATIONS, DISTRIBUTIONS AND ELECTIONS

6.1   **Allocations of Net Profits and Net Losses**. Except as provided in **Exhibit C**, Net Profits and Net Losses shall be allocated among the Members in such manner and amount as shall cause the debit or credit balance in each Member's Capital Account, after taking into account actual distributions made during such taxable year or portion thereof and increased by such Member's share of "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) and of "Member nonrecourse debt minimum gain" (within the meaning of Treasury Regulations §1.704-2(i)(4) and (5) (pertaining to partnerships)) not previously taken into account pursuant to **Exhibit C**, to be equal, as nearly as possible, to the amount that such Member would be entitled to receive as a distribution in liquidation of the Company if the Company were to sell all of its assets for an amount of cash equal to their Tax Book Value (reduced, but not below zero, by the amount of nonrecourse debt to which property is subject), pay all of its liabilities (other than nonrecourse liabilities) and distribute the remaining net proceeds in accordance with the provisions in **Section 6.2**.

6.2   **Distributions**. Except for proceeds from the sale of Company property which results in a termination of the Company, which shall be distributed in accordance with **Article IX**, all distributions of Distributable Cash shall be approved by the Board of Managers (except for distributions pursuant to **Section 6.3**) and made to the Members as follows:

(a)   first, to the Members that have made Capital Contributions in the form of cash, in proportion to their respective Capital Contributions, until each such Member has received, when aggregating all distributions received pursuant to this **Article VI** (including pursuant to **Section 6.3**), Distributable Cash in the aggregate amount equal to the Capital Contributions made by such Member to the company in cash; and

(b)   thereafter, to the Members in accordance with their ownership of Units.

6.3   **Income Tax Distributions**. To the extent of its Distributable Cash, the Company shall make a distribution to each Member at least annually in an amount not less than the sum of the highest marginal federal, state, and local income tax rates applicable to any Member multiplied by the amount of Net Profits allocated that year to that particular Member in the same

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manner as Net Profits and Net Losses are allocated pursuant to **Section 6.1**. Any amounts withheld pursuant to the Code or any provisions of state or local tax law with respect to any payment or distribution to the Members from the Company shall be treated as amounts distributed to the relevant Member pursuant to this **Section 6.3**. Any amounts distributed under this **Section 6.3** shall be treated as distributions under **Section 6.2** in the order they would have otherwise been distributed under **Section 6.2** and shall be credited against amounts otherwise distributable under **Section 6.2**.

6.4 **Guaranteed Payments**. If any Member who performs services on behalf of the Company is entitled to compensation from the Company other than in his or her capacity as a Member of the Company, such compensation shall be treated as a guaranteed payment under Section 707 of the Code ("**Guaranteed Payments**"), and not as a distribution from the Company pursuant to **Section 6.2**, **Section 6.3** or otherwise. The Company's policy with respect to making Guaranteed Payments shall be determined by the Board of Managers in its sole discretion.

6.5 **Interest On and Return of Capital Contributions**. No Member shall be entitled to interest on such Member's Capital Contribution or, except as otherwise specifically provided herein, to a return of such Member's Capital Contribution.

6.6 **Election Under Section 754**. The Company may elect, pursuant to Code Section 754, to adjust the basis of Company property when a Member sells such Member's Units. To the extent that any adjustment to the tax basis of any Company asset is made pursuant to Code Sections 734(b) or 743(b) as a result of such an election, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulation §1.704-(b)(2)(iv)(m).

ARTICLE VII.
NEW MEMBERS; TRANSFERABILITY

7.1 **Admission of New Members**.

(a) The Board of Managers shall have the authority to admit new Members.

(b) No Person shall be admitted as a new Member of the Company unless (i) such Person duly and validly agrees in a writing in form and substance satisfactory to the Company (a form of which is attached hereto as **Exhibit D**) to be bound by the terms and conditions of this Agreement and (ii) either (A) the Board of Managers has voted to approve the admission of such Person as a new Member, or (B) the Transfer to such Person of Units is a Transfer permitted by this **Article VII**.

(c) Upon the admission of a new Member in accordance with the Act and this Agreement, there shall be a special closing of the Company's books solely for the purpose of determining the value of the Company on such date by whatever method the Board of Managers, in its sole and absolute discretion, considers reasonable, and the Capital Accounts of the existing Members shall be adjusted accordingly. Concurrently with such adjustment, the new Member shall pay to the Company such Member's Capital Contribution, the Board of Managers shall establish a Capital Account which shall be credited with the Capital Contribution of the new

Member, and **Exhibit A** and **Exhibit B** shall be adjusted accordingly to reflect the new Member and such Member's Units.

7.2   **Restrictions on Transfer.**

(a)   No Member shall Transfer any or all such Member's Units except as specifically permitted by, and in strict compliance with, this **Article VII**. A Member may only Transfer those Units that have properly vested in accordance with any applicable vesting schedule. Any Units that are unvested in accordance with any applicable vesting schedule are not available to Transfer, regardless of whether the transferee is an Approved Transferee. Any purported Transfer by a Member of any or all of such Member's Units not in strict compliance with this **Article VII** shall be null, void, and of no legal force or effect. The Company shall not enter any Transfer of any Unit of any Member on the books or records of the Company unless, prior to such Transfer, the Board of Managers has determined that such Transfer is in accordance with the terms of this Agreement.

(b)   Subject to **Section 7.2(a)** and the final sentence of this **Section 7.2(b)**, a Member shall be permitted, upon written notice to the Company, to Transfer any or all of such Member's Units free of the requirements under **Section 7.3** or **Section 7.4** to any or all of (i) one or more of the Persons that is a Member immediately prior to such Transfer, (ii) the parents, spouse, or lineal descendants (meaning children, grandchildren, great grandchildren, and similar descendants, but not nieces, nephews, cousins, sisters, brothers, or other similar relatives) of a natural person who is a Member immediately prior to such Transfer, (iii) a trust which has as its sole beneficiaries Persons described in the preceding clauses (i) and (ii), and (iv) the Company (each an "**Approved Transferee**" and collectively the "**Approved Transferees**"); provided that such Transfer otherwise complies with the terms of this **Article VII** and that concurrently with or prior to any such Transfer, the Company, at its option, shall have received an opinion of counsel acceptable to the Company that such Transfer complies with all applicable federal and state securities laws. Notwithstanding the foregoing, only those Members originally issued Units directly from the Company may Transfer Units to an Approved Transferee, unless otherwise approved by the Board of Managers in its sole discretion and on a case-by-case basis.

7.3   **Right of First Refusal.**

(a)   If a Member desires to Transfer any or all of such Member's Units and solicits or receives a bona fide offer to acquire such Units that such Member desires to accept (an "**Offer**"), then such Member shall promptly, but not more than ten (10) business days after receipt of the Offer, give the Company and each of the Founders written notice of the Offer (the "**Notice**"). The Notice shall specify: (i) the number of Units which are the subject of the Offer (the "**Offer Units**"); (ii) the identity, residence address, and resume of the proposed acquirer of the Offer Units and of each Person that will have a legal or beneficial interest in the Offer Units (collectively, the "**Proposed Acquirers**"); (iii) all terms of the transaction that is proposed by the Offer; (iv) the price per Unit for the Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member (the "**Offer Price**"); and (v) the proposed time and date of closing of the Offer transaction, which shall not be sooner than sixty-one (61) days after receipt by the Company and the Founders of the Notice (the

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"**Proposed Closing Time**"). True and complete copies of all documents relating to, referencing, or containing the terms and provisions of the proposed Transfer of the Offer Units must be appended to the Notice.

(b)   Beginning on the date the Company receives an effective Notice and ending fifteen (15) days thereafter (the "**Company Option Period**"), the Company shall have the exclusive right (but not the obligation) to acquire or find a third Person to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. The Company may exercise its option by delivering, within the Company Option Period, to the Member who has given Notice and to each of the Founders a writing stating that the Company has elected, or that it has found a third Person, to acquire the Offer Units pursuant to this **Section 7.3** (the "**Notice of Company Option Exercise**"). The Board of Managers shall decide whether the Company exercises its option, whether for acquisition by the Company or a third Person found and approved by the Company. The Notice of Company Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) sixty (60) days after the date on which the Company received an effective Notice or (ii) the Proposed Closing Time.

(c)   If the Company Option Period expires without the Company, or a third Person found and approved by the Company, electing to acquire the Offer Units, then, for a period of fifteen (15) days commencing sixteen (16) days after the date on which the Company received an effective Notice (the "**Founders' Option Period**"), the Founders (other than any Founder that is the Member that has given the Notice, if applicable) shall have the exclusive right (but not the obligation) to acquire the Offer Units for the Offer Price upon the terms and conditions proposed in the Offer. Such Founders may exercise this option by delivering, within the Founders' Option Period, to the Member who has given the Notice and to the Company a writing stating that such Founders have elected to acquire the Offer Units pursuant to this **Section 7.3(c)** (the "**Notice of Founders' Option Exercise**"). The Notice of Founders' Option Exercise shall stipulate a closing date for the acquisition of the Offer Units that shall be on or before the later of (i) seventy (70) days after the date on which the Company received the Notice, or (ii) the Proposed Closing Time. If not all the Founders (other than the Member who has given the Notice, if such Member is a Founder) elect to acquire the Offer Units, the Founders that have elected to acquire the Offer Units may send the Notice of Founders' Option Exercise and acquire the remaining available Offer Units, with each such electing Founder being entitled to acquire up to that number of the remaining available Offer Units in proportion to such Founder's respective percentage of the total Units of the actual purchasers.

(d)   If the Offer Price includes non-cash consideration, any of the Founders (other than the Member giving the Notice if such Member is a Founder) or the Company or its assignee, as applicable, may substitute cash in an amount equal to the approximate Fair Market Value (as reasonably determined by the Board of Managers) of the non-cash consideration. If the Offer contains any terms or provisions that the Board of Managers determines will be more onerous to the Company, or it assignee, or the applicable Founders, as applicable, than to the Proposed Acquirers ("**Evasion Terms**"), the Board of Managers may permit the Company, or its assignee, or the Founders (other than the Member giving Notice if such Member is a Founder) as applicable, to exercise their respective options described in **Section 7.3(b)** and **Section 7.3(c)**

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and to acquire the Offer Units without complying with such Evasion Terms; provided, however, the Board of Managers shall not be permitted to reduce, or to extend the time for payment of, cash consideration included in the Offer Price which is (i) not contingent, (ii) fixed in amount, and (iii) payable on a date fixed by the Offer. The provisions of this **Section 7.3(d)** shall not be avoided by the inclusion in any Offer of terms and provisions that would have the effect (actual or potential) of making the Offer more onerous or expensive if consummated by the Company, its assignee or the Founders than if consummated by the Proposed Acquirers.

(e)   If the Company Option Period and the Founders' Option Period expire without the election by the Company, its assignee, or the Founders (other than the Member who has given the Notice if such Member is a Founder) to acquire all of the Offer Units, then, upon satisfaction of all conditions under this Agreement (including **Section 7.1** and, if applicable, **Section 7.4(a)**) and receipt by the Company, at its option, of an opinion of counsel acceptable to the Company that the Transfer of the Offer Units pursuant to the Offer complies with all applicable federal and state securities laws, the Member who has given the Notice shall be free to transfer the Offer Units to the Proposed Acquirers by the Proposed Closing Time on the exact terms and conditions set forth in the Offer. Any variation of or amendment, modification, or supplement to such terms and conditions shall create a new offer subject to the provisions of this **Section 7.3**, and if the Offer transaction is not consummated by the Proposed Closing Time, it shall be a new Offer subject to the provisions of **Section 7.3**.

7.4   **Tag Along; Drag Along**.

(a)   If, following the effect of **Section 7.3**, one or more of the Members holding a Majority Interest has an active Offer from a third party to acquire a Majority Interest that such Member or Members desire to accept (a "**Majority Block Offer**"), the Member or Members receiving the Majority Block Offer shall provide Notice of the Majority Block Offer to all Members (the "**Majority Block Offer Notice**"). The Majority Block Offer Notice shall specify: (i) the number of Units that are the subject of the Majority Block Offer (the "**Majority Block Offer Units**"); (ii) the identity, residence address and resume of the proposed acquirer in the Majority Block Offer transaction and of each Person that will have a legal or beneficial interest in the Majority Block Offer Units (collectively, the "**Majority Block Offer Proposed Acquirers**"); (iii) all terms of the transaction proposed by the Majority Block Offer; (iv) the price per Unit for the Majority Block Offer Units, including a detailed description of the terms of payment and of any non-cash consideration to be received by such Member; and (v) the proposed time and date of closing of the Majority Block Offer transaction, which shall not be sooner than sixteen (16) days after receipt by the Members of the Majority Block Offer Notice. The other Members shall have the right to have their Units sold in the Majority Block Offer transaction to the Majority Block Offer Proposed Acquirers on the same terms as the Majority Block Offer (the "**Tag Along Right**") by sending written notice of the exercise of this Tag Along Right to the Company and all of the other Members within fifteen (15) days of receipt of the Majority Block Offer Notice. If the Tag Along Right is exercised, each Member who gave the Majority Block Offer Notice (the "**Majority Block Offeree(s)**"), and each Member who exercises the Tag Along Right, shall sell to the Majority Block Offer Proposed Acquirers only that portion of such Member's Units equal to the number of such Member's Units multiplied by a fraction, the numerator of which is the sum of all Units that the Proposed Acquirer have offered

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to purchase in the Majority Block Offer and the denominator of which is the sum of all Units held by all the Members who have elected to participate in the Majority Block Offer transaction. No Majority Block Offer transaction shall close unless either (i) each of the Members, other than the Members giving the Majority Block Offer Notice, shall have exercised the Tag Along Right or shall have waived, in writing, the exercise thereof or (ii) sixteen (16) days shall have elapsed after providing the Majority Block Offer Notice to the Company and each of the Members and the receipt of such Majority Block Offer Notice by the Company, and then subject to any timely exercised Tag Along Right.

(b)   If an third Person makes an offer to acquire the Company or all or substantially all of the Units or assets of the Company that the Board of Managers and a Majority Interest desires to accept (a "**Drag Along Offer**"), then the Company shall provide written notice of the Drag Along Offer to each Member. Following delivery of such notice, each Member shall not dissent from or raise any objection to the transaction contemplated by the Drag Along Offer (the "**Sale Transaction**"), shall sell its respective Units on the same terms and conditions as approved by such Majority Interest (in the case of a purchase of all of the Units of the Company), and shall take any and all actions requested by the Board of Managers as may be reasonably necessary or convenient to the consummation of such Sale Transaction; provided, however, that the foregoing obligations of the Members shall be subject to the following conditions and limitations:

(i).   each Member shall be required to make representations and warranties only in such Member's capacity as a Member with respect to Units owned by such Member, as may be set forth in any agreement approved by the Board of Managers of the Company; and

(ii).   each Member shall be required to execute any and all documentation approved by the Board of Managers only so long as such documentation is required to be executed by all the Members and applies in the same manner to all the Members.

(c)   This **Section 7.4** shall control and supersede the provisions of **Section 7.2** and **Section 7.3** hereof in the event of any conflict; provided, however, that any Units a Founder agrees to purchase pursuant to **Section 7.3(c)** shall not be included in calculating a Majority Interest for purposes of determining if a Majority Block Offer exists.

7.5   **Acceleration of Vesting on a Change of Control**. The unvested Units held by any Member owning unvested Units upon a Change of Control (the "**Unvested Member**") shall become vested on the one (1) year anniversary of the date of such Change of Control, subject to the Unvested Member satisfying the Post-COC Service Condition. An Unvested Member will satisfy the "**Post-COC Service Condition**" if: (i) the Unvested Member is continuously engaged by the Company (or its Successor) from the date of the Change of Control until the one (1) year anniversary thereof or (ii) the Unvested Member's Engagement is terminated without Cause by the Company (or its Successor), due to the Member's death or Permanent Disability before such anniversary, or by the Member for Good Reason. If the Unvested Member does not satisfy the Post-COC Service Condition, the Unvested Member's unvested Units at the time of such Change of Control that would otherwise vest on the one (1) year anniversary of the Change of Control shall not vest on the one (1) year anniversary of the Change of Control and shall immediately and automatically be cancelled and forfeited to the Company (or its Successor), without any payment or action required of the Company, the Unvested Member or any other party. An Unvested Member who agrees to resign from Engagement in lieu of being terminated for Cause shall be deemed to have been terminated for Cause for purposes of this Agreement.

7.6 **Repurchase Right Upon Repurchase Event**.

(a) During the ninety (90) day period following the Company's receipt of notice of a Repurchase Event (the "**Company Repurchase Period**"), the Company shall have the right to purchase, and the Applicable Member or, if applicable, the Representative of the Applicable Member, shall, upon exercise of such option by the Company, sell to the Company all or any portion of the Units of the Applicable Member. The Company may, at the election of the Board of Managers, exercise such option by providing written notice, within the Company Repurchase Period, to the party or parties from whom the Company desires to purchase Units, of the exercise of such option, which notice shall state the number of Units the Company desires to purchase. If the Company does not exercise its option to purchase all of the Transferring Party's Units, then for a period ending on the date that is fifteen (15) days after the end of the Company Repurchase Period ("**Remaining Founder Repurchase Period**") each of the Founders, excluding the Applicable Member, if applicable (the "**Remaining Founders**"), shall have an option to purchase all, or any potion, of such Units not purchased by the Company. Such option may be exercised by the Remaining Founders in proportion to their respective Units or as they may otherwise agree, by notice to the Applicable Member or, if applicable, the Representative of the Applicable Member given during the Remaining Founder Repurchase Period.

(b) The purchase price for each of the Units purchased pursuant to this **Section 7.6** shall be Fair Market Value calculated as of the last day of the month immediately preceding the first date of the Company Repurchase Period; provided, however, (i) if the Repurchase Event is a Termination of Engagement and such Engagement was terminated by the Company for Cause, the aggregate purchase price for the Units purchased pursuant to this **Section 7.6** shall be one dollar ($1.00), and (ii) if the Repurchase Event is a Termination of Engagement and such Engagement was terminated by the Applicable Member without Good Reason, the purchase price for the Units purchased pursuant to this **Section 7.6** shall be Book Value calculated as of the last day of the month immediately preceding the first date of the Company Repurchase Period. At such time as the Company has secured sufficient funding, to be determined by the Board of Managers in its sole discretion, the Company will be permitted, but not obligated, to purchase commercially reasonable life insurance policies concerning the lives of each of the Founders (each, a "**Founder Life Insurance Policy**"). In the event that the Company exercises its rights pursuant to **Section 7.6(a)** hereof with respect to the death of a Founder, the purchase price for such deceased Founder's Units, as determined pursuant to this **Section 7.6(b)**, shall be paid first, to the extent available, from the proceeds of the Founder Life Insurance Policy covering the life of the deceased Founder, and the remaining portion of the purchase price, if any, shall be paid from the general funds of the Company pursuant to the provisions of **Section 7.6(c)** below.

(c) The closing of the purchase and sale of a Transferring Party's Membership Interests under **Section 7.6** shall take place on the date selected by the Transferring Party and the

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purchasers or, if not otherwise agreed, on the date selected by the purchasers, which shall not be more than sixty (60) days after the later of the last day of the Company Repurchase Period or the date upon which there is a final determination of the purchase price pursuant to **Section 7.6(b)**. Unless otherwise agreed by the Transferring Party and the purchasers, the purchase price for the Units purchased pursuant to this **Section 7.6** shall be paid as follows (i) twenty percent (20%) of the purchase price shall be paid by check or by wire transfer of funds at the closing; and (ii) the balance of the purchase price shall be paid in four (4) consecutive, annual installments, each together with interest at the applicable minimum federal rate pursuant to a promissory note mutually acceptable to the Transferring Party and the purchasers. The payment obligation of the maker(s) under the foregoing promissory note shall be secured by a first lien and security interest in, and pledge of, the Units being sold hereunder, but shall otherwise be a non-recourse obligation of the maker(s).

(d)   Each Member hereby grants any Person or Persons designated by the Company a power of attorney irrevocably granting such Person or Persons, acting at the direction of the Board of Managers, the right to execute all documents as may be necessary to (i) effectuate the purposes of this Agreement (including **Section 7.6**); (ii) execute any other agreements, instruments and other documents as necessary to document any actions taken by the Company pursuant to this Agreement, which power of attorney shall be deemed to be coupled with an interest, shall be irrevocable, and shall survive the bankruptcy, dissolution, death, incapacity, Permanent Disability, liquidation or any other event affecting such Member; and (iii) such other agreements, instruments and documents reasonably requested by the Company.

7.7   **Conversion to Corporate Form.**

(a)   In the event that the Board of Managers determines that it is desirable or helpful for the business of the Company to be conducted as a corporation rather than as a limited liability company to facilitate a public offering or private placement of securities of the Company or for other reasons as determined by the Board of Managers to be in the best interests of the Company, the Board of Managers, in its sole discretion, shall have the power to incorporate the Company in any jurisdiction, whether through a conversion, merger, reorganization or other transaction (a "**Corporate Conversion**" and such new corporation, the "**Issuer Corporation**"). In connection with any such Corporate Conversion, the Members shall receive, in exchange for their Membership Interests, shares of capital stock of such Issuer Corporation having the same relative economic interest (as determined by the Board of Managers in its sole discretion) as such Members have in the Company immediately prior to the Corporate Conversion, subject to such modifications as the Board of Managers deems necessary or appropriate to ensure an equitable distribution to all equity holders in the Company, including, without limitation, those holders of options to purchase Units, or to take into account the change in form from a limited liability company to a corporation. In consummating a Corporate Conversion, the Board of Managers shall have the power to prepare, as appropriate, the certificate of incorporation, by-laws, stockholders agreement, voting agreement, investor rights agreement and/or any other governing documents or equity holder agreements as the Board of Managers, in its sole discretion, deems to be necessary or appropriate in consummating the Corporate Conversion (collectively, the "**Corporate Governing Documents**").

(b)   In the event of a Corporate Conversion, each Member agrees (i) to, if necessary, vote their Units at any regular or special meeting of the Members (or consent pursuant to a written consent in lieu of such meeting) in favor of such Corporate Conversion, and to raise no objections against the Corporate Conversion or the process pursuant to which the Corporate Conversion was arranged, (ii) to waive any and all dissenters', appraisal or similar rights with respect to such Corporate Conversion, (iii) to execute and deliver to the Company any counterpart signature pages to the Corporate Governing Documents as are necessary to be executed by the Members in order to consummate the Corporate Conversion; (iv) deliver and surrender to the Company any certificates issued to such Member representing such Member's Units; and (v) to otherwise take all actions in connection with the consummation of the Corporate Conversion as are deemed necessary or appropriate by the Board of Managers in connection with such Corporate Conversion. As soon as practical after taking the necessary actions to consummate the Corporate Conversion, the Board of Managers shall provide to each Member share certificates representing the class and/or series of capital stock into which their Units were converted. The Board of Managers may make such provision as shall be reasonably necessary to ensure compliance with the Securities Act and other securities laws in connection with any Corporate Conversion and subsequent issuances of stock.

(c)   As security for the performance of each Member's obligations pursuant to this **Section 7.7**, each Member hereby grants to the Board of Managers, with full power of substitution and resubstitution, an irrevocable proxy to vote, if necessary, all Membership Interests, at all meetings of the Members held or taken after the date of this Agreement with respect to a Corporate Conversion, or to execute any written consent in lieu thereof, and hereby irrevocably appoints the Board of Managers, with full power of substitution and resubstitution, as the Member's attorney-in-fact with authority to sign any documents with respect to any such vote or any actions by written consent of the Members taken after the date of this Agreement. This proxy shall be deemed to be coupled with an interest and shall be irrevocable. This proxy shall terminate immediately prior to the consummation of a firm commitment underwritten public offering pursuant to a registration statement filed with the Securities and Exchange Commission (unless the Corporate Conversion is in connection with an initial public offering in which case the proxy shall not terminate until immediately after the consummation of such initial public offering).

ARTICLE VIII.
MANAGEMENT OF COMPANY

8.1   **Management**. Except to the extent otherwise provided in this Agreement, the Board of Managers shall direct, manage, oversee, and control the business and operations of the Company. The Board of Managers may appoint such officers as it deems appropriate (the "**Officers**"). The Officers shall perform such duties as the Board of Managers determines. No Member may act on behalf of the Company in derogation of the authority, power, and discretion of the Board of Managers. Without limiting the generality of the foregoing, and subject to any restrictions in the Company's Articles of Organization or this Agreement, including, without limitation, the provisions of **Section 8.11** hereof, the Board of Managers may authorize the Company to:

26473133.2

(a) raise additional capital by issuing new Units or other securities;

(b) make distributions to the Members;

(c) endorse any instrument or act as an accommodation party or otherwise become a guarantor or surety for any Person;

(d) borrow or lend money or make, deliver, or accept any commercial paper;

(e) execute any mortgage, bond, or lease;

(f) purchase or sell real or personal property;

(g) incur any expense or liability;

(h) establish the Company's policies with respect to personnel, environmental, health and safety, accounting, internal audit, tax, and other management functions;

(i) hire and fire, and determine the compensation of, the Company's executive employees, Officers and agents; and

(j) obtain appropriate types and amounts of insurance for the Company and its assets.

8.2 **Board of Managers - Number, Appointment and Tenure**.

(a) The Board of Managers shall be comprised of up to three (3) persons, with the initial Managers being Daryn Hillhouse, Shaan Coelho, and Luke Kingma. Thereafter, the Members holding a Majority Interest shall elect the Managers and may alter the number of Managers from time to time. Additionally, one Manager shall be designated by the Members holding a Majority Interest as the Chairman of the Board of Managers (the "**Chairman**"), who shall initially be Daryn Hillhouse. In the event that any vote or decision of the Board of Managers results in a tie, the Chairman's vote shall be the tiebreaking vote. No compensation shall be paid to the Manager(s) for performance of their duties as Manager unless such Manager and the Company otherwise agree in writing.

(b) A Manager shall serve until the earliest of the Manager's resignation, removal by the Members holding a Majority Interest, or death. The Members holding a Majority Interest may fill any vacancy occurring for any reason in the Board of Managers as specified in **Section 8.2(a)**.

(c) The Managers may, by resolution, create one or more committees and appoint agents to serve on the committee or committees. Each committee shall have two (2) or more members, who serve at the pleasure of the Managers.

8.3 **Meetings of the Board of Managers**.

(a)   A meeting of the Board of Managers may be held at any time and may be called by any Manager by giving written notice to all Managers. Such written notice shall set forth the place, day, and time of the meeting and the purpose or purposes for which the meeting is held. The written notice shall be delivered not less than two (2) days, and not more than thirty (30) days, before the date of the meeting. Managers may participate in meetings of the Board of Managers by means of a conference telephone or similar communications equipment by which all persons participating can hear each other at the same time, and participation by such means shall constitute presence in person at such meeting.

(b)   A simple majority of the Managers shall constitute a quorum at any meeting of the Board of Managers. If a quorum is present, the majority vote of the Managers present shall be the act of the Board of Managers. On any matter subject to the approval or authorization of the Board of Managers in which there is a continuing tie vote (e.g. one (1) Manager "for" such resolution and one (1) Manager "against" such resolution) and for which the Managers have reached an impasse, the Board of Managers shall provide notice to the Members that their vote is required. Any such matter submitted to the Members for resolution shall be decided by those Members holding the Majority Interest. In the absence of a quorum at any meeting, a majority of the Managers participating may, without further notice, adjourn the meeting to reconvene within ten (10) days. However, if the adjournment is for more than ten (10) days, a notice of the rescheduled meeting shall be given to each Manager. At the rescheduled meeting at which a quorum exists, the Managers may transact any business that could have been transacted at the meeting as originally noticed.

(c)   Unless otherwise expressly provided in this Agreement or required by applicable law, Managers who have or may have conflicting interests in the outcome of any matter upon which the Board of Managers votes or consents must disclose such interest to the other Managers in reasonable detail. After disclosure, any Manager, including the Manager who disclosed his or her interest, may vote upon or consent to any such matter.

(d)   Action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken and signed by all Managers entitled to vote. Action taken by written consent under this **Section 8.3** is effective when all Managers entitled to vote have signed the consent, unless the consent specifies a different effective date.

(e)   At any time, any Manager may waive any required notice in writing or by participating in the meeting for which such notice should have been given.

8.4   **Standard of Care.** Each Member, Manager, and Officer shall perform such Person's duties in good faith, in a manner such Person reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The Member, Manager, or Officer who so performs the duties as a Member, Manager, or Officer shall not have any liability by reason of being or having been a Member, Manager, or Officer of the Company. In performing such Person's duties, the Member, Manager, or Officer shall be entitled to rely upon such information, opinions, reports, or statements, including financial statements or other financial data, presented or prepared by (a) any of the Company's other Members, Managers, Officers, or employees whom such Member, Manager, or Officer reasonably believes are reliable and competent in the matters prepared or presented, or (b) any other Person, including lawyers or accountants, as to matters which such Member, Manager, or officer reasonably believes are within such Person's professional or expert competence. No Member, Manager, or Officer shall be personally liable to the Company in monetary damages for breach of a duty to the Company unless it is proved in a court of competent jurisdiction that such Person's action or failure to act (i) was not in good faith, (ii) was undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company, (iii) resulted in an improper personal benefit to such Person or any Affiliates at the expense of the Company, (iv) constituted fraud or deceit, or (v) was a knowing violation of law.

8.5   **Indemnification.** The Company shall indemnify each Person who is or was a Manager, Member, Officer, or employee of the Company or such other Persons covered by the indemnification provisions of the Act, to the fullest extent permitted by the Act.

8.6   **Officers.** The Board of Managers may appoint individuals as Officers as it deems necessary or desirable to carry on the business of the Company and the Board of Managers may delegate to such Officers such power and authority as the Board of Managers deems advisable. No Officer is required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Board of Managers or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Board of Managers. Any Officer may be removed by the Board of Managers with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise may, but need not, be filled by the Board of Managers. The Officers of the Company as of the Effective Date are outlined on **Exhibit E** attached hereto.

8.7   **Bank Accounts.** As directed by the Board of Managers, any Manager or Officer may open and maintain bank accounts in the name of the Company at such banks as the Board of Managers may designate.

8.8   **Compensation and Reimbursement.** The Company may compensate its Officers, Managers and employees, as determined by the Board of Managers.

8.9   **Right to Rely on the Managers.** Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by any Manager as to the identity of any Member, Manager, or Officer of the Company or the Persons who are authorized to execute and deliver any instrument or document of the Company.

8.10   **Action Authorized by Members.** Notwithstanding anything to the contrary provided in this **Article VIII**, any action of the Company that may be authorized by the Board of Managers may also be authorized and taken when such action is authorized by the unanimous written consent of the Members.

26473133.2

8.11 **Certain Actions Requiring Unanimous Approval of the Board of Managers**. Notwithstanding any provision of this Agreement to the contrary, the following actions shall require the unanimous consent of all of the Managers:

(a) any single Company capital expenditure in excess of ten thousand dollars ($10,000), or any series of related Company capital expenditures which exceed, in the aggregate, the sum of fifty thousand ($50,000) per year;

(b) the acquisition or disposition of any material Company assets or property;

(c) the approval of any compensation to be paid to any Managers or officers of the Company in connection with services performed in such roles;

(d) the declaration or payment of, or agreement to declare or pay, any distributions to the Members (other than the distributions contemplated in **Section 6.3** hereof);

(e) the borrowing of any material funds by the Company, or the guarantee by the Company of any debts of any third party;

(f) the consolidation, merger, sale, dissolution, liquidation, or winding up of the Company; or

(g) the issuance of any additional Units of the Company, or the granting of any rights to acquire Units of the Company.

ARTICLE IX.
CERTAIN TAX MATTERS

9.1 **Appointment of Tax Matters Partner and Tax Audit Procedures**.

(a) **Designation**. Daryn Hillhouse shall be the initial tax matters "partner" of the Company, within the meaning of Code Section 6231(a)(7), prior to the amendment by the Partnership Audit Provisions, and the Company's initial "partnership representative," within the meaning of Code Section 6223 of the Partnership Audit Provisions (collectively, the "**Tax Matters Partner**"). Each Member hereby consents to such designation and agrees that upon the request of the Tax Matters Partner, such Member will execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence such consent. The Tax Matters Partner is responsible for acting as the liaison between the Company and the Internal Revenue Service ("**Service**") and as the coordinator of the Company's actions pursuant to a Service tax audit of the Company. The Tax Matters Partner shall continue to serve as Tax Matters Partner until the earliest to occur of the following events:

(i) The Tax Matters Partner is no longer willing or able to serve;

(ii) The Tax Matters Partner no longer owns a Membership Interest in the Company; or

(iii)   The Board of Managers removes the appointed Tax Matters Partner and designates a new Tax Matters Partner.

Upon the occurrence of (i) or (ii) above, the Board of Managers shall select a new Tax Matters Partner.

(b)   The Tax Matters Partner shall have the authority to take the following actions:

(i)   Furnish to the Service, when properly requested pursuant to the Code, the names, addresses, profits, interest and taxpayer identification number of each Person who or which was a Member in the Company at any time during the Company's taxable year;

(ii)   Extend the period of limitations for making assessments against the Company;

(iii)   After receipt from the Service of a notice of a final Company administrative adjustment:

(A)   File a petition for a readjustment of Company items for such taxable year with the Tax Court, the U. S. District Court of the United States for the district in which the Company's principal place of business is located, or the Claims Court as determined by the Tax Matters Partner; and

(B)   Enter into binding settlement agreements with the Service with regard to Company items as provided in Code Section 6224(c)(3).

(iv)   Make any elections relating to U.S. federal income tax that it believes may be beneficial to the Company and its Members including, without limitation, any elections under the Partnership Audit Provisions. Notwithstanding the immediately preceding sentence, the Tax Matters Partner shall, to the fullest extent permitted by applicable law, elect out of the Partnership Audit Provisions (including by making an election pursuant to section 6221(b) of the Partnership Audit Provisions).

(c)   In furtherance of the duties of the Tax Matters Partner described in this Agreement, the Tax Matters Partner shall be reimbursed by the Company for all expenses, costs, and liabilities expended or incurred by the Tax Matters Partner.

(d)   The Company shall indemnify and reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, claims, liabilities, losses, and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Members pertaining to the Company. The payment of all such expenses shall be made before any distributions are made by the Company to the Members. No Member shall have any obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner and the provisions on limitations of liability of the Members and indemnification set forth in this Agreement shall be fully applicable to the Tax Matters Partner in its capacity as such.

(e) The Board of Managers may, in its sole discretion, allocate any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the Partnership Audit Provisions and allocable to a present or former Member (as reasonably determined by the Board of Managers in good faith) to the applicable present or former Member. In the case of a present Member, the Board of Managers may withhold any such amounts from distributions made to such present Member. If such amounts are not withheld from actual distributions, the Board of Managers, may, at their option, (i) reduce any subsequent distributions to such Member by the amount of such taxes (and related interest, penalties, claims, liabilities and expenses) or (ii) require such Member to reimburse the Company for such amount. In the case of a former Member, the Board of Managers may require such former Member to reimburse the Company for the amount of any taxes (and related interest, penalties, claims, liabilities and expenses) imposed on the Company pursuant to the Partnership Audit Provisions and allocable to such former Member (as reasonably determined by the Board of Managers in good faith). If the Board of Managers exercises its option to require a current or former Member, as the case may be, to reimburse the Company for any such taxes, and such current or former Member does not reimburse the Company for such amounts within ten (10) business days of receiving a written demand from the Company to do so, interest will be charged on the average daily balance of such outstanding obligation, at a rate equal to the lesser of (x) the Stipulated Rate and (y) the maximum amount permitted to be charged by law. Without limiting the foregoing, any amounts reimbursed by any Member for taxes withheld pursuant to this **Section 9.1(e)** (including interest charged, if any) shall not constitute a Capital Contribution for purposes of this Agreement. If any tax (or any related interest, penalty, claim, liability or expense) is allocated to a current or former Member under this **Section 9.1(e)**, such current or former Member's obligations to the Company with respect to such tax (or any related interest, penalty, claim, liability or expense), and the Company's rights against such current or former Member, shall apply jointly and severally to such current or former Member and any direct or indirect transferee of or successor to such current or former Member's interest. If a current Member (including a transferee) makes a reimbursement payment to the Company pursuant to this **Section 9.1(e)** (directly or through a withholding of distributions) or otherwise becomes liable for taxes in connection with the Partnership Audit Provisions (as a direct payment to the Service or otherwise), the current Member (or transferee) shall have the right of subrogation and be entitled to be indemnified by the former Member who would have been obligated to pay the underlying tax during the original tax period to which the reimbursement or other payment relates.

(f) The provisions of this **Section 9.1** shall survive the termination of the Company or the termination of any Member's Membership Interest and shall remain binding on the Members for as long a period of time as is necessary to resolve with the Service any and all matters regarding the U.S. federal income taxation of the Company or the Members.

9.2   **Income Tax Status**. It is the intent of the Company and the Members that this Company shall be treated as a partnership for U.S. federal, state and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

9.3   **Annual Tax Information**. The Company shall use its best efforts to deliver to each Member within 90 days after the end of each Fiscal Year the information necessary for the preparation of such Member's federal and state income tax returns.

ARTICLE X.
DISSOLUTION AND TERMINATION

10.1   **Dissolution**. Except as otherwise set forth herein, the Company may be dissolved upon the written approval of a Majority Interest, or upon any other event upon which dissolution is required pursuant to the Act.

10.2   **Effect of Filing of Certificate of Dissolution**. Upon the filing of a Certificate of Dissolution with the Secretary of State of Ohio, the Company shall continue its existence until the winding up of its affairs is completed.

10.3   **Winding Up, Liquidation, and Distribution of Assets**.

(a)   Upon dissolution, the Board of Managers shall immediately proceed to wind up the affairs of the Company, unless the Members, by an affirmative vote of the Members holding a Majority Interest, elect to continue the business of the Company in order to maximize its value as a going concern for eventual sale.

(b)   If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i).   sell or otherwise liquidate all of the Company's assets as promptly as practicable (except to the extent the Board of Managers may determine to distribute any assets to the Members in kind),

(ii).   allocate any Net Profit or Net Loss resulting from such sales to the Members' Capital Accounts in accordance with **Article VI**,

(iii).   discharge all known liabilities of the Company, including liabilities to the Members who are also creditors, to the extent permitted by law, other than liabilities to the Members for distributions and the return of capital, and establish such reserves as may be reasonably necessary to provide for contingent liabilities of the Company (for purposes of determining the Capital Accounts of the Members, the amounts of such reserves shall be deemed to be an expense of the Company), and

(iv).   distribute the remaining assets in the following order:

(A) If any assets of the Company are to be distributed in kind, the net Fair Market Value of such assets as of the date of dissolution shall be determined by independent appraisal or by agreement of the Members. Such assets shall be deemed to have been sold as of the date of dissolution for their Fair Market Value.

(B) The remaining proceeds shall be distributed to the Members in accordance with **Section 6.2**, either in cash or in kind, as determined by the Board of Managers, with any assets distributed in kind being valued for this purpose at their Fair Market Value.

(C) Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treasury Regulations §1.704-1(b)(2)(ii)(g), if any Member has a deficit in such Member's Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make any Capital Contribution, and the negative balance of such Member's Capital Account shall not be considered a debt owed by such Member to the Company or to any other Person for any purpose whatsoever.

ARTICLE XI.
REPRESENTATIONS, WARRANTIES, AND COVENANTS

Each Member hereby represents, warrants, and covenants that:

11.1 **Due Organization; Authorization of Agreement**. If the Member is a corporation or other business entity, such Member is duly organized, validly existing, and in good standing under the laws of its jurisdiction of organization, has the power and authority to execute and deliver this Agreement and to perform its obligations hereunder, and the execution, delivery, and performance of this Agreement have been duly authorized by all necessary action. This Agreement constitutes the legal, valid, and binding obligation of such Member.

11.2 **No Conflict with Restrictions; No Default**. Neither the execution, delivery, and performance of this Agreement nor the consummation by such Member of the transactions contemplated hereby will conflict with, violate, or result in a breach of: (a) any of the terms, conditions, or provisions of any law, regulation, order, writ, injunction, decree, determination, or award of any court, any governmental department, board, agency, or instrumentality, domestic or foreign, or any arbitrator, applicable to such Member; or (b) any of the terms, conditions, or provisions of the organizational or governance documents of such Member if it is a corporation or other business entity or of any material agreement or instrument to which such Member is a party or by which such Member is or may be bound or to which any of his, her, or its material properties or assets is subject.

11.3 **Securities**. Such Member is acquiring his, her, or its Units only for his, her, or its own account and not on behalf of any other Person, and only for the purpose of holding for investment and not with a view to any further distribution thereof. No other Person is participating with, or providing or otherwise arranging funds, or credit for such Member in respect to the acquisition of his, her, or its Units. Except as contemplated by **Article VII** of this Agreement, such Member has no agreement, arrangement, or understanding for Transfer of any part of his, her, or its Units to any other Person. Subject to and in addition to all of the restrictions on Transfer contained in this Agreement, such Member shall not offer for sale or sell any part of his, her, or its Units except upon acceptance by the Company of an opinion of counsel for the purchaser in such form as is satisfactory to counsel for the Company that registration under federal and state securities laws is not required. Such Member (a) either has such knowledge and experience in financial and business matters, or has the advice or representation of a person or entity having such knowledge and experience, to be able to evaluate the merits and risks of his, her, or its investment in the Company or has been given or had access to sufficient information regarding the Company to evaluate the investment in his, her, or its Units being acquired, and (b) is able to bear the economic risk of the investment in his, her, or its Units and to hold the same for purposes of investment. Such Member is aware that no market exists for the resale of his, her, or its Units.

11.4   Non-Competition; Non-Solicitation.

(a)   Each Member acknowledges and agrees that, for so long as such Member remains a Member of the Company and for a period of one (1) year after such Member ceases to be a Member of the Company for any reason, they shall not directly or indirectly engage in any event production, event management, or other similar business activities that are in any way competitive with the business of the Company anywhere within the Territory (as defined below). To "directly or indirectly engage in" a competing business activity includes, but is not limited to: (i) engaging in such a competing business as an owner, partner, or agent (except for owning less than five percent (5%) of the equity of any publicly traded entity); (ii) becoming an employee, consultant, or contractor of any party that is engaged in such a competing business; (iii) becoming interested directly or indirectly in any such a competing business; or (iv) soliciting any existing or potential customer or supplier of the Company for the benefit of a third party that is or may become engaged in such a competing business. For purposes of this Agreement, the "**Territory**" shall include all geographic areas anywhere in North America, the United Kingdom, South Africa, or Australia.

(b)   Each Member acknowledges and agrees that, for so long as such Member remains a Member of the Company and for a period of two (2) years after such Member ceases to be a Member of the Company for any reason, they shall not, directly or indirectly, solicit, pursue, accept, or divert any business, product, or service in any manner competitive with the Company from: (i) any customers of the Company who or which were customers of the Company at any time while such Member was a Member of the Company; or (ii) any potential customers of the Company with whom such Member had contact on behalf of the Company, or was aware the Company had contact with, while such Member was a Member of the Company, except with the specific prior written consent of the Company.

(c)   Each Member acknowledges and agrees that, for so long as such Member remains a Member of the Company and for a period of two (2) years after such Member ceases to be a Member of the Company for any reason, they shall not, directly or indirectly, solicit, hire, induce to leave the current employment of, or attempt to solicit, hire, or induce to leave the current employment of, any person then employed by the Company or employed by the Company while such Member was a Member of the Company, except with the specific prior written consent of the Company.

(d)   In the event a Member, directly or indirectly, breaches, violates, or fails to fully perform such Member's obligations under the foregoing provisions of this **Section 11.4**, or threatens or attempts to do the same, each such Member acknowledges and agrees that each such instance will cause immediate and irreparable harm to the Company in a manner that cannot be measured nor adequately compensated in damages. Each of the Members and the Company further acknowledge and agree that, in the event of any such breach or threatened breach, and in addition to any and all other remedies that it may have at law or in equity, the Company shall be entitled to seek immediate injunctive relief to restrain such breach, and to all costs and expenses (including reasonable attorneys' fees), of a proceeding brought to obtain such injunctive relief. Nothing contained in this **Section 11.4(d)** shall restrict or limit in any manner the Company's right to seek and obtain any form of relief, legal or equitable, in an action brought to enforce its rights under any law or other Section of this Agreement.

11.5   Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it may have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company and its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft.

(b)   Nothing contained in **Section 11.5(a)** shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to

31

subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to another Member; (vi) to such Member's representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this **Section 11.5** as if a Member; or (vii) to any potential Approved Transferee in connection with a proposed Transfer of Membership Interests from such Member, as long as such proposed transferee agrees to be bound by the provisions of this **Section 11.5** as if a Member; provided, that in the case of clause (i), (ii) or (iii), such Member shall notify the Company of the proposed disclosure as far in advance of such disclosure as practicable (but shall in no event make any such disclosure before notifying the Company) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of **Section 11.5(a)** shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iii) becomes available to such Member or any of its representatives on a non-confidential basis from a source other than the Company, a Member or any of their respective representatives, provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

(d)   The obligations of each Member under this **Section 11.5** shall survive (i) the termination, dissolution, liquidation and winding up of the Company, (ii) the withdrawal of such Member from the Company, and (iii) such Member's Transfer of its Membership Interests.

(e)   The obligations in this **Section 11.5** shall be in addition to, and shall not supersede or amend, any obligations relating to confidentiality or nondisclosure of information contained in any other agreement by and between the Company and such Member either entered into prior to or after the Effective Date.

(f)   Nothing in this **Section 11.5** shall be construed as an obligation of the Company to provide Confidential Information to a Member. The Company shall be obligated to provide Confidential Information to a Member only when, and to the extent, expressly provided by the Act or this Agreement.

ARTICLE XII.
MISCELLANEOUS PROVISIONS

12.1   **Notices.** Any notice given pursuant to this Agreement shall be deemed to have been sufficiently given or served for all purposes to a party (a) if delivered personally to such party or to an executive officer of such party to whom the same is directed, (b) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or the Company's email address, as appropriate, which is set forth in this Agreement) by email, (c) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Agreement) by regularly scheduled overnight delivery carrier with delivery fees either prepaid or an arrangement, satisfactory with such carrier, made for the payment thereof, or (d) if sent to such party or to an executive officer of such party to whom the same is directed (addressed to the Member's and/or Company's address, as appropriate, which is set forth in this Agreement) by registered or certified mail, postage and charges prepaid. Any such notice shall be deemed to be given (i) upon personal delivery, as provided above, (ii) one (1) business day after transmission of an email message, as provided above, (iii) one (1) business day after delivery to a regularly scheduled overnight delivery carrier, addressed and sent as provided above, or (iv) three (3) business days after the date on which the same was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as provided above.

12.2 **Application of Ohio Law**. This Agreement and its interpretation shall be governed exclusively by the laws of the State of Ohio regardless of any conflict of law principles.

12.3 **No Right of Partition**. No Member shall have the right to partition any property of the Company during the term of this Agreement, nor shall any Member make application to any court or other authority having jurisdiction in the matter or commence or prosecute any action or proceeding for partition or the sale thereof. Upon any breach of the provisions of this **Section 12.3** by any Member, each of the other Members, in addition to all rights and remedies in law and in equity any of them may have, shall be entitled to a decree or order restraining and enjoining such application, action, or proceeding.

12.4 **Amendments**. This Agreement may not be amended except by the written agreement of a Majority Interest of the Members; provided, however, that without consent of a Majority Interest of the Members, the Board of Managers may amend this Agreement to reflect changes validly made in the membership of the Company, including, but not limited to, amending **Exhibit A** and **Exhibit B** to reflect the Units and the Capital Contributions of, and other information respecting, the Members.

12.5 **Waivers**. The failure of any party to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.6 **Heirs, Successors, and Assigns**. Each provision of this Agreement shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

12.7 **Unenforceable Provision**. If any provision of this Agreement is held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal, or unenforceable provision had not been contained herein.

12.8 **Entire Agreement**. This Agreement contains the entire understanding among the Members and the Company with respect to its subject matter, and supersedes any existing operating agreement, limited liability company agreement or similar agreement, or other prior or contemporaneous oral or written agreement among the parties with respect to the subject matter hereof, including, without limitation, the Original Agreement.

12.9 **Creditors**. No provision of this Agreement shall be for the benefit of, or enforceable by, any creditor of the Company.

12.10 **Counterparts; Electronic Execution**. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which, when taken together, shall constitute one and the same final instrument. Signatures to this Agreement may be delivered by electronic transmission, and all such signatures so delivered shall be deemed to be original signatures for all purposes hereunder.

12.11 **Construction**. Whenever the singular form of a word is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders, and vice versa. It is the intent of the Members that this Agreement shall be deemed to have been prepared by all of the parties to the end that no Member shall be entitled to the benefit of any favorable interpretation or construction of any term or provision hereof under any rule or law.

12.12 **Headings**. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement.

12.13 **Disclosure, Acknowledgement and Waiver of Conflict of Interest**. THE PARTIES TO THIS AGREEMENT ACKNOWLEDGE THAT THIS AGREEMENT HAS BEEN PREPARED BY TAFT STETTINIUS & HOLLISTER LLP ("**TAFT**") ON BEHALF OF THE COMPANY. THERE IS AN INHERENT POTENTIAL FOR CONFLICTS OF INTEREST AMONG THE PARTIES TO THIS AGREEMENT, BECAUSE THIS AGREEMENT ESTABLISHES LEGALLY ENFORCEABLE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES WITH RESPECT TO ONE ANOTHER AND WITH RESPECT TO THE COMPANY. IN RECOGNITION OF SUCH POTENTIAL CONFLICT OF INTEREST, TAFT HAS ADVISED AND HEREBY ADVISES EACH OF THE PARTIES THAT IT IS IN THEIR BEST INTEREST TO OBTAIN THE SERVICES OF THEIR OWN INDEPENDENT LEGAL COUNSEL TO REVIEW THIS DOCUMENT. NOTWITHSTANDING THE FACT THAT TAFT HAS PREPARED THIS AGREEMENT AND HAS PROVIDED LEGAL ADVICE TO ONE OR MORE OF THE PARTIES IN PREPARATION OF THIS AGREEMENT AND IN OTHER MATTERS, THE PARTIES HEREBY WAIVE ANY POTENTIAL CONFLICTS OF INTEREST THAT MAY ARISE AS A RESULT OF THE SERVICES OF TAFT IN THE PREPARATION OF SUCH DOCUMENTS AND AGREEMENTS, WHETHER OR NOT ONE OR MORE OF THE PARTIES TO THIS AGREEMENT HAS ACTUALLY CONSULTED WITH SEPARATE LEGAL COUNSEL.

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Limited Liability Company Operating Agreement, each effective as of the Effective Date.

MEMBERS:

DocuSigned by:
Daryn Hillhouse
C84FDF68ABD44BB...
Daryn Hillhouse

DocuSigned by:
57C3B749153E4DD...
Shaan Coelho

DocuSigned by:
2BA69AF9840A41F...
Luke Kingma

COMPANY:

The Greatest Adventures On Earth, LLC

DocuSigned by:
By: Daryn Hillhouse
C84FDF68ABD44BB...
Name: Daryn Hillhouse
Its: Manager

[*Signature Page To Amended and Restated Limited Liability Company Operating Agreement*]

EXHIBIT A

CAPITALIZATION TABLE

Member Name	Units	Ownership Percentage
Daryn Hillhouse	500,000	50.00%
Shaan Coelho	250,000	25.00%
Luke Kingma	250,000	25.00%
TOTALS	**1,000,000**	**100%**

26473133.2

EXHIBIT B

Names, Addresses, and Email Addresses of the Members

Name	Address	Email Address
Daryn Hillhouse		Daryn@TheGAOE.com
Shaan Coelho		Shaan@TheGAOE.com
Luke Kingma		Luke@TheGAOE.com

26473133.2

EXHIBIT C

Special Allocations to Capital Accounts
and Certain Other Income Tax Allocations

Notwithstanding **Section 6.1** hereof:

(a)   If there is a net decrease in "Company minimum gain" (within the meaning of Treasury Regulations §1.704-2(d)) for a fiscal year, then, subject to the last paragraph of this **Exhibit C**, there shall be allocated to each Member items of income and gain for that year equal to that Member's share of the net decrease in minimum gain (within the meaning of Treasury Regulations §1.704-2(g)(2)). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulations §1.704-2(f) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

If during a fiscal year there is a net decrease in partner (Member) nonrecourse debt minimum gain (as determined in accordance with Treasury Regulations §1.704-2(i)(3)), then, in addition to the amounts, if any, allocated pursuant to the preceding paragraph, any Member with a share of that nonrecourse debt minimum gain (determined in accordance with Treasury Regulations §1.704-2(i)(5)) as of the beginning of the fiscal year shall, subject to the last paragraph of this **Exhibit C**, be allocated items of income and gain for that year (and, if necessary, for succeeding years) equal to that Member's share of the net decrease in such nonrecourse debt minimum gain. The foregoing is intended to be the "chargeback of partner (Member) nonrecourse debt minimum gain" required by Treasury Regulations §1.704-2(i)(4) and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

The allocations set forth in the two preceding paragraphs of this **Exhibit C** shall be subject to the exceptions provided by: (i) Treasury Regulations §§1.704-2(f)(2) and (f)(3); (ii) the Commissioner of the Internal Revenue Service ("**Commissioner**") pursuant to Treasury Regulations §1.704-2(f)(5) (except that if the Company shall have any discretion as to an exception set forth pursuant to Treasury Regulations §1.704-2(f)(5), the Members may exercise such discretion on behalf of the Company); and (iii) Treasury Regulations §1.704-2(i)(4), including exceptions that such Treasury Regulations Section incorporates by reference to those provided pursuant to Treasury Regulations §§1.704-2(f)(2) and (f)(3) and including exceptions provided by the Commissioner pursuant to the Commissioner's authority provided by analogy to Treasury Regulations §1.704-2(f)(5) (and subject to the Member's exercise of any Company discretion as to these exceptions). The Members shall, if the application of the minimum gain chargeback requirements would cause a distortion in the economic arrangement among the Members, ask the Commissioner to waive the minimum gain chargeback requirements pursuant to Treasury Regulations §§1.704-2(f)(4) and 1.704-2(i)(4).

(b)   If during any Fiscal Year a Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), or (6), which causes or increases a deficit balance in such Member's Capital Account, there shall be allocated to the Member items of income and gain (consisting of a pro rata portion of each item of Company income (including gross income) and gain for such year) in an amount and manner sufficient to eliminate such deficit balance as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulations §1.704-1(b)(2)(ii)(d), and shall be interpreted and applied in all respects in accordance with that Treasury Regulations Section.

(c)   If the allocation of any item of loss or deduction for any Fiscal Year pursuant to **Section 6.1** would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, then, to the extent the allocation of such item of loss or deduction would have such effect, it shall be allocated instead (i) first, among those Members having positive balances in their Capital Accounts as of the end of such Fiscal Year in proportion to the positive balances in their respective deficit Capital Accounts, and (ii) thereafter, as provided in **Section 6.1**. For the purposes of this Section (c), in determining whether the allocation of any item of loss or deduction for any Fiscal Year pursuant to **Section 6.1** would cause or increase a deficit balance in the Capital Account of any Member as of the end of such Fiscal Year, such Member's Capital Account shall be reduced for items listed in Treasury Regulations §§1.704-1(b)(2)(ii)(d)(4), (5), and (6).

(d)   Notwithstanding anything to the contrary in this **Exhibit C** or **Article VI**, any item of deduction, loss, or Code Section 705(a)(2)(B) expenditure that is attributable to "partner (Member) nonrecourse debt" shall be allocated in accordance with the manner in which the Members bear the economic risk of loss for such debt (determined in accordance with Treasury Regulations §1.704-2(i)).

(e)   Beginning in the first taxable year in which there are allocations of "nonrecourse deductions" (as described in Treasury Regulations §1.704-2(b)), such deductions shall be allocated to the Members in the same manner as Net Profit or Net Loss is allocated for such period.

(f)   All recapture of income tax deductions resulting from sale or disposition of Company property shall be allocated to the Member(s) to whom the deduction that gave rise to such recapture was allocated hereunder to the extent that such Member is allocated any gain from the sale or other disposition of such property.

(g)   Any credit or charge to the Capital Accounts of the Members pursuant to Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall be taken into account in computing subsequent allocations of profits and losses pursuant to **Section 6.1**, so that the net amount of any items charged or credited to Capital Accounts pursuant to **Section 6.1** and Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** shall, to the extent possible, be equal to the net amount that would have been allocated to the Capital Account of each Member pursuant to the provisions of this **Exhibit C** or **Article VI** if the special allocations required by Sections (a), (b), (c), (d), and/or (e) of this **Exhibit C** had not occurred.

EXHIBIT D

FORM OF JOINDER

THE GREATEST ADVENTURES ON EARTH, LLC

AMENDED AND RESTATED LIMITED LIABILITY COMPANY

OPERATING AGREEMENT

The undersigned is executing and delivering this Joinder pursuant to the Amended and Restated Limited Liability Company Operating Agreement of The Greatest Adventures On Earth, LLC (the "**Company**") (as the same may hereafter be amended, the "**Agreement**"), among the Company and the Company's Members named therein from time to time.

By executing and delivering to the Company this Joinder, the undersigned hereby agrees to become a party to, to be bound by, and to comply in full with the provisions of the Agreement as a Member in the same manner as if the undersigned were an original signatory to the Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of _____, 202__.

If new Member is an individual:

By: _____

Printed Name: _____

If new Member is an entity:

Entity Name: _____

By: _____

Printed Name: _____

Title: _____

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EXHIBIT E

INITIAL OFFICERS

Name	**Office(s)**
Daryn Hillhouse	President and Chief Executive Officer
Shaan Coelho	Chief Operating Officer
Luke Kingma	Chief Financial Officer

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EXHIBIT F

VESTING OF FOUNDERS' UNITS

The Units issued from time to time to and held by each of the Founders will vest in accordance with the following vesting schedule: twenty-five percent (25%) of the total number of Units will vest on each subsequent yearly anniversary of the issuance date thereof until all of such Units have vested in accordance with the foregoing vesting schedule, subject at all times to such Founder remaining a Member of the Company. A Founder's vesting will cease immediately at such time as such Founder ceases to be a Member of the Company. For the avoidance of any doubt, vesting of the Units held by each of the Founders commenced on November 1, 2019.

26473133.2